787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 12, 2014

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	AllianceBerstein Cap Fund, Inc. – AllianceBerstein Long/Short Multi-Manager Fund

File Nos. 2-29901 and 811-01716

Post-Effective Amendment No. 153

Dear Mr. Oh:

On behalf of AllianceBerstein Cap Fund, Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on July 24, 2014 regarding Post-Effective Amendment No. 153 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 132 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), (the “Amendment”) with respect to AllianceBerstein Long/Short Multi-Manager Fund (the “Fund”). The Registrant expects to file an amendment to its Registration Statement under Rule 485(a) under the 1940 Act with respect to the Fund reflecting the responses to the Staff’s comments set out in this letter in the next several weeks, prior to the Fund’s commencement of operations.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the summarized comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Comment No. 1:	If the Registrant intends to use a summary prospectus, please provide the legend required under Rule 498(b)(1)(v).

Response:	The Registrant intends to use a summary prospectus with respect to the Fund and will include the legend required under Rule 498(b)(1)(v) in its summary prospectus.

NEW YORK     WASHINGTON     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

August 12, 2014

Comment No. 2:	Please confirm that the Registrant will comply with the requirement to file an interactive data file in Form N-1A.

Response:	The Registrant confirms that it will file an interactive data file as required by Form N-1A.

Comment No. 3:	Facing Sheet – Please include the approximate date of the proposed public offering and the title of the securities being offered.

Response:	The requested change will be reflected in the amended Registration Statement.

Comment No. 4:	Fees and Expenses of the Fund:

a. Please include the updated fee table in your written response to the Staff’s comments at least one week before the effective date of the Registration Statement.

Response:	The updated Fee Table will be included in the next amendment to the Registrant’s Registration Statement with respect to the Fund which will be filed at least one week prior to the expected effective date of the Registration Statement.

b.      Shareholder Fees: The sales charge for Class A shares reflected under “Shareholder Fees” for Contingent Deferred  Sales Charges (“CDSCs”), currently reading “None”, should be 1% as is stated in the footnote (a), and footnote (a)  should instead explain the circumstances upon which no CDSC will occur.

Response:	The requested change will be reflected in the amended Registration Statement.

c. Fee Waiver and/or Expense Reimbursement: Please confirm that the fee waiver will continue at least one year from the effective date of the Prospectus (in footnote (d) to the fee table).

Response:	The Registrant hereby confirms that the fee waiver will continue for at least one year from the effective date of the Registrant’s Registration Statement.

d. Fee Waiver and/or Expense Reimbursement: With respect to footnote (d), please confirm that the fee waiver reimbursement discussed in footnote (d) will not extend beyond three years.

Response:	The Registrant hereby confirms that the expense reimbursement discussed in footnote (d) will not extend beyond the end of the third fiscal year after the fiscal period in which the fees were waived or the expenses were reimbursed by the Fund’s investment adviser.

August 12, 2014

e. Please confirm that only the board of directors (or the shareholders) of the Fund may terminate the fee waiver.

Response:	The Registrant hereby confirms that only the board of directors of the Fund (or a vote of its shareholders) may terminate the fee waiver prior to its scheduled expiration.

Comment No. 5:	Principal Investment Strategies:

a. Please confirm that estimates of the costs of short sales (i.e., interest and dividends paid on short sales) will be included in the fee table of the Fund.

Response:	The Registrant confirms that estimates of the costs of short sales (i.e., dividend expense, borrowing cost and brokerage expense on securities sold short) will be included in the fee table of the Fund.

b.      Please include in your response an update regarding the status of the Fund’s exemptive application. If the Registrant does not receive an order before the effective date of the Fund’s Registration Statement, please clarify that it will require shareholder approval for agreements with sub-advisers.

Response:	The Fund has received comments from the Staff regarding the first amendment to its exemptive application and is in the process of responding to the Staff’s comments. If the Registrant does not receive an order before the effective date of the Fund’s Registration Statement, Registrant acknowledges that shareholder approval will be required to approve or materially amend subadvisory agreements before such order is received.

c.      As it is disclosed that the Fund may invest in various derivative instruments, including credit default swaps and total return swaps please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.

Response:	The Registrant has considered the Staff observations concerning derivatives disclosure set forth in the above-referenced letter.

Comment No. 6:	Principal Risks: Please explain whether any principal strategy of the Fund corresponds to the following risk factors, and update the disclosure to identify any such principal strategies.

a. Portfolio Turnover Risk

b. Technology Risk

Response:	Portfolio turnover risk is inherent in the active investment strategies among which the Fund will allocate its assets. The “Technology Risk” risk factor has been removed from the Fund’s prospectus.

August 12, 2014

Comment No. 7:	Statement of Additional Information: Investment Restrictions: Each fundamental and non-fundamental investment policy of the Fund described on pages 31-32 of the SAI defines the restrictions applicable to the Fund by reference to the 1940 Act. Please revise the disclosure to describe the limitations that currently apply.

Response:	Where the Registrant’s fundamental investment restrictions reference limitations imposed by the 1940 Act, the amended Registration Statement will include disclosure that succinctly explains the cited 1940 Act limitations.

Comment No. 8:	Statement of Additional Information: Management of the Fund:

a. Please disclose compensation information for each Sub-Adviser per Item 10(a)(ii) of Form N-1A.

Response:	Instruction 3 to Item 10(a)(ii) of Form N-1A states that “ [i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” (Emphasis added.) Because the Fund has multiple advisers, the Registration Statement reflects only the aggregate fee paid by the Fund for investment advisory services.

b. Please provide disclosure responsive to Items 18(a) for control persons and 18(b) for principal holders of the Fund.

Response:	The Registration Statement will be revised to reflect the disclosure required for any control persons or 5% beneficial owners.

Comment No. 9:	Please provide “Tandy Representations” in the form of correspondence to the Staff before the date of effectiveness of the Registration Statement.

Response:	The Registrant will provide “Tandy Representations” to the Staff as requested.

Comment No. 10:	Please respond to any applicable comments from the Staff regarding the Registration Statement of AllianceBernstein Multi-Manager Alternative Strategies Fund in this letter.

Response:	Responses to comments received by the Registrant from the Staff related to the Registration Statement of AllianceBernstein Multi-Manager Alternative Strategies Fund are included below (Comments 11 to 19 of this letter) to the extent such comments are applicable to the Fund and not repeated above.

August 12, 2014

Comment No. 11:	Fees and Expenses of the Fund—Examples Table: Please confirm that the fee waiver will be applied only to the periods for which the waiver is in effect.

Response:	The Registrant hereby confirms that the fee waiver will be applied only to the periods for which the waiver is in effect.

Comment No. 12:	Fees and Expenses of the Fund—Examples Table: Please add a separate row in the table for the Class C shares in order to reflect the increased expense caused by the CDSC.

Response:	The requested change will be reflected in the amended Registration Statement.

Comment No. 13:	Principal Strategies: Please confirm whether the Fund expects to employ a maturity strategy with respect to its credit investments.

Response:	As disclosed on page 3 of the Fund’s prospectus, the Fund “may invest without restriction as to…maturity” in respect of its credit investments.

Comment No. 14:	Principal Strategies: Please acknowledge to the Staff that the Fund is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) (“Release 10666”) and that the SEC may issue further guidance on such transactions that could affect the Fund’s operations.

Response:	The Registrant acknowledges that it is familiar with the concepts discussed in Release 10666 and that further guidance from the Commission regarding derivative transactions could affect the Funds’ operations.

Comment No. 15:	Additional Information About The Fund’s Risks and Investments—Portfolio Holdings: If a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available also on the Fund’s website, that fact should be disclosed.

Response:	The Registrant confirms that no description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities appears on the Fund’s website. Accordingly, the disclosure in the Fund’s prospectus has not been updated in response to the Staff’s comment.

Comment No. 16:	Please confirm that the Fund will not invest more than 15% of its assets in hedge funds.

Response:	The Registrant hereby confirms that the Fund will not invest more than 15% of its assets in hedge funds.

August 12, 2014

Comment No. 17:	Please confirm that the Fund will not invest more than 15% of its assets in illiquid securities.

Response:	The Registrant hereby confirms that the Fund will not invest more than 15% of its assets in illiquid securities.

Comment No. 18:	Fees and Expenses of the Fund—Shareholder Fees: Please remove the “Exchange Fee” row from the Shareholder Fees table.

Response:	The Registrant has removed the “Exchange Fee” row from the Shareholder Fees table in the Prospectus in response to the Staff’s comment.

Comment No. 19:	Regarding credit default swap agreements (“CDS”), if the Fund intends to write CDS, please confirm to the Staff that the Fund will cover the full notional value of the CDS it writes.

Response:	The Registrant confirms that the Fund will cover the full notional value of the CDS it writes.

*   *   *   *   *   *   *   *   *   *

August 12, 2014

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

Please do not hesitate to contact me at (212) 728-8806 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Katherine A. McGavin
Katherine A. McGavin

cc:	Eric Freed, Esq.